September 20, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CornerCap Group of Funds Response to Staff’s Comments to Certified Shareholder Report on Form N-CSR and Annual Report For Registered Investment Companies on Form N-CEN For Period ended March 31, 2022 (File No. 811-23063)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, CornerCap Group of Funds (the “Trust”). Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments on September 7, 2022 regarding certain of the Trust’s filings with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). The following are the Staff’s comments and the Trust’s response to each:

(1)	We note that the Certifications included in the Trust’s Form N-CSR for the period ended March 31, 2022, have the officers certify that (emphasis added) “Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.” Please note that, pursuant to Item 13(a)(2) of Form N-CSR, the certification should state (emphasis added) “Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please ensure that the proper language is used in future certifications.

RESPONSE: The Trust confirms that future certifications will use the language required by Item 13(a)(2) of Form N-CSR.

(2)	In the Trust’s Form N-CEN for the period ended March 31, 2022, Item B.23 is checked yes, that a Rule 19a-1 notice was sent during the period. Please confirm.

RESPONSE: The Trust confirms that Item B.23 was correctly checked Yes.

(3)	In the Trust’s Form N-CEN for the period ended March 31, 2022, in Item C.8.b the Trust checked Yes next to the box asking whether any expenses of the Fund were waived pursuant to an expense limitation agreement. Please confirm.

RESPONSE: The Trust confirms that Item C.8.b was inadvertently checked Yes in error. The Trust has filed an amended N-CEN correcting the error (SEC Accession No. 0001752724-22-202793).

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner